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EXHIBIT (a)(11)

TENET HEALTHCARE CORPORATION

STATEMENT RE: COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,		Quarter Ended
			March 31, 2004		March 31, 2005
	2003	2004
Income (loss) from continuing operations before income taxes	$(1,272)	$(1,613)	$49		$3
Less: Equity in earnings of unconsolidated affiliates	16	16	6		2
Minority interests	(21)	3	(5)		(3)
Add:
Cash dividends received from unconsolidated affiliates	4	7	1		1
Portion of rents representative of interest	54	57	14		14
Interest, net of capitalized portion	294	333	77		101
Amortization of previously capitalized interest	7	7	2		2

Earnings (loss), as adjusted	(908)	(1,228)	146		122

Fixed charges:
Interest, net of capitalized portion	294	333	77		101
Capitalized interest	12	11	3		3
Portion of rents representative of interest	54	57	14		14

Total fixed charges	$360	$401	$94		$118

Ratio of earnings to fixed charges:	—	—	1.6	X	1.0	X

(1)
Earnings (loss), as adjusted, were insufficient to cover fixed charges for the years ended December 31, 2004 and 2003 by $1,629 and $1,268, respectively, to provide a one-to-one ratio.

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TENET HEALTHCARE CORPORATION STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN MILLIONS)